SECURIT[IES AND EXCHANGE COMMISSI]ON

05038192

RECEIVED MAR 1 2005 WASH, D.C. 213 PROCESSING SECTION

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**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

GERONIMO PARTNERS, LLC

| OFFICIAL USE ONLY |
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| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 17TH STREET, 24TH FLOOR
(No. and Street)

DENVER (City) COLORADO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVE BANERJEE (818) 382-7720
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400 (Address) DENVER (City) COLORADO (State) 80237 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

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**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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## OATH OR AFFIRMATION

I, Dave Banerjee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GERONIMO PARTNERS, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

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CHRISTINA M. FRANCIS
Commission # 1329060
Notary Public - California
Los Angeles County
My Comm. Expires Nov 9, 2005

[signature]
Signature

FNOP
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- [X] a. Facing page.
- [X] b. Statement of Financial Condition.
- [X] c. Statement of Income (Loss).
- [X] d. Statement of Cash Flows.
- [X] e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] g. Computation of Net Capital.
- [ ] h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.
- [ ] j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
- [ ] k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [X] l. An Oath or Affirmation.
- [ ] m. A Copy of the SIPC Supplemental Report.
- [ ] n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**GERONIMO PARTNERS, LLC**

**Financial Statements**
**and**
**Independent Auditors' Report**
**December 31, 2004**

EKS&H Ehrhardt Keefe Steiner & Hottman PC

Certified Public Accountants
and Consultants

# GERONIMO PARTNERS, LLC

## Table of Contents

EKS&H Ehrhardt Keefe Steiner & Hottman PC

Certified Public Accountants and Consultants

# INDEPENDENT AUDITORS' REPORT

To the Member
Geronimo Partners, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Geronimo Partners, LLC (the Company) as of December 31, 2004, and the related statement of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geronimo Partners, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner & Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 8, 2005
Denver, Colorado

# GERONIMO PARTNERS, LLC

## Statement of Financial Condition
## December 31, 2004

### Assets

| | | |
|---|---|---|
| Assets | | |
| Cash | $ | 137,307 |
| Commissions and fees receivable | | 70,928 |
| Clearing deposit | | 243,155 |
| Total assets | $ | 451,390 |

### Liabilities and Member's Equity

| | | |
|---|---|---|
| Liabilities | | |
| Accounts payable | $ | 48,781 |
| Accrued expenses, member | | 527 |
| Fees payable, affiliate | | 14,404 |
| Accrued expenses | | 13,400 |
| Total liabilities | | 77,112 |
| Member's equity | | 374,278 |
| Total liabilities and member's equity | $ | 451,390 |

See notes to financial statements.

## GERONIMO PARTNERS, LLC

### Statement of Operations
### For the Year Ended December 31, 2004

| | |
|---|---|
| Revenues | |
| Commissions, concessions and fees | $ 1,222,225 |
| Expenses | |
| Shared services, member | 360,000 |
| Clearing costs | 283,419 |
| Fees, affiliate | 171,724 |
| Exchange fees | 143,838 |
| Professional services | 73,297 |
| Other | 44,846 |
| Bonuses | 5,000 |
| Total expenses | 1,082,124 |
| Income from operations | 140,101 |
| Interest income | 26,737 |
| Net income | $ 166,838 |

See notes to financial statements.

# GERONIMO PARTNERS, LLC

## Statement of Changes in Member's Equity
## For the Year Ended December 31, 2004

| | Member's Capital | Accumulated Earnings | Total Member's Equity |
|---|---|---|---|
| Balance - December 31, 2003 | $ 252,035 | $ - | $ 252,035 |
| Net income | - | 166,838 | 166,838 |
| Distributions to member | (44,595) | - | (44,595) |
| Balance - December 31, 2004 | $ 207,440 | $ 166,838 | $ 374,278 |

See notes to financial statements.

## GERONIMO PARTNERS, LLC

### Statement of Cash Flows
### For the Year ended December 31, 2004

| | |
|---|---|
| Cash flows from operating activities | |
| Net income | $ 166,838 |
| Adjustments to reconcile net income to net cash used in operating activities | |
| Changes in assets and liabilities | |
| Commissions and fees receivable | (36,684) |
| Clearing deposit | (143,463) |
| Accounts payable | 15,263 |
| Accrued expenses, member | (65,973) |
| Fees payable, affiliate | (55,596) |
| Accrued expenses | (1,600) |
| | (288,053) |
| Net cash used in operating activities | (121,215) |
| Cash flows from financing activities | |
| Distributions to member | (44,595) |
| Net cash used in financing activities | (44,595) |
| Net decrease in cash | (165,810) |
| Cash - beginning of year | 303,117 |
| Cash - end of year | $ 137,307 |

See notes to financial statements.

## Notes to Financial Statements

### Note 1 - Description of Business and Summary of Significant Accounting Policies

Geronimo Partners, LLC (the Company) was formed as a limited liability company in the State of Delaware on March 4, 2003 and is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act). The Company's sole member is Geronimo Holdings, Inc. The Company serves as the broker-dealer for security trades executed on the portfolios managed by Geronimo Partners Asset Management, LLC (GPAM), manages assets of private clients, and offers financial services for corporations and individuals. Geronimo Holdings, Inc. is also the sole member of GPAM. The Company conducts its operations in the State of Colorado.

The Company operates pursuant to Rule 15c3-3(k)(2)(B) of the Act and does not carry customer accounts or clear customer transactions. Accordingly, all transactions are executed and cleared on behalf of the Company by Bear Stearns Securities Corp. (Bear Stearns) on a fully disclosed basis. The Company's agreement with Bear Stearns provides that, as clearing broker, Bear Stearns will keep such records of the transactions effected and cleared in the customer accounts as are customarily kept by a clearing broker pursuant to Rules 17a-3 and 17a-4 of the Act and perform all services customarily incident thereto. All customer funds and securities received, if any, are transmitted directly to Bear Stearns. Therefore, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

The Company is part of a group of companies affiliated by common ownership. Accordingly, these affiliations and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements (Note 2). The operating results of the Company could vary significantly from those that would have been obtained had the Company operated independently.

#### Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions it invests with. As of the balance sheet date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits. The Company had no cash equivalents as of December 31, 2004.

#### Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions.

#### Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash, receivables, deposits, accounts payable and accrued expenses approximated fair value as of December 31, 2004 because of the relatively short maturity of these instruments.

**Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)**

Commissions and Fees Receivable

The Company records commissions receivable from Bear Stearns and management fees receivable as commissions and fees are earned. The Company typically receives payment in full shortly after the receivable is recorded and has determined that no allowance for uncollectible amounts is necessary. The Company historically has not experienced losses from uncollectible accounts.

Clearing Deposit

Clearing deposit includes funds deposited with Bear Stearns to offset certain risks assumed by Bear Stearns related to clearing and settling securities and cash transactions on behalf of the Company's customers.

Revenue Recognition

Revenue from stock transactions and private placements (pooled investment funds/hedge funds) are recorded on a trade date basis, which is the date that a transaction is executed. Fees from asset management services are recorded as earned based upon the underlying investment cost.

Income Taxes

The Company has elected to be treated as a Limited Liability Company (LLC) for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax return of the Company's member and no provisions for federal income taxes has been recorded in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Note 2 - Related Party Transactions**

As discussed in Note 1, the Company serves as the broker-dealer for certain related entities. In 2004, substantially all of the Company's revenue is derived from commissions relating to stock transactions executed by those entities at the direction of GPAM.

During the period ending December 31, 2004, the Company recorded $171,724 in fees to GPAM, of which $14,404 remains accrued as of December 31, 2004.

## Note 2 - Related Party Transactions (continued)

Pursuant to an agreement with the Company, Geronimo Holdings, Inc. pays certain expenses incurred by the Company in return for agreed-upon reimbursements (Shared Service Expenses). Total expenses incurred by Geronimo Holdings, Inc. on behalf of the Company are estimated at $360,000 for the period ended December 31, 2004. The Company accrued $527 in Shared Service Expenses due to Geronimo Holdings, Inc. as of December 31, 2004 pursuant to the agreement. Such services principally represent the Company's share of employee cost, rents and other office expenses.

## Note 3 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000. The Company's net capital at December 31, 2004 was $374,278. Net capital may fluctuate on a daily basis.

# ACCOMPANYING INFORMATION

# GERONIMO PARTNERS, LLC

## Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
## December 31, 2004

| | | |
|---|---|---|
| **Net Capital** | | |
| Total member's equity | $ | 374,278 |
| Additions/deductions | | |
| None | | - |
| Net capital | $ | 374,278 |
| **Aggregate Indebtedness** | | |
| Accounts payable | $ | 48,781 |
| Accrued expenses, member | | 527 |
| Fees payable, affiliate | | 14,404 |
| Accrued expenses | | 13,400 |
| Total aggregate indebtedness | $ | 77,112 |
| **Computation of Basic Net Capital Requirements** | | |
| Required minimum net capital | $ | 100,000 |
| Capital in excess of minimum requirement | $ | 274,278 |
| Ratio of aggregate indebtedness to net capital | | 0.21 |

Reconciliation with Company's computation:

There is no difference from the Company's computation included in its Part II of Form X-17A-5 as of December 31, 2004 and the audited computation above.

EKS&H Ehrhardt Keefe Steiner & Hottman PC

Certified Public Accountants and Consultants

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Geronimo Partners, LLC
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of Geronimo Partners, LLC for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



7979 E. Tufts Avenue, Suite 400 Denver, Colorado 80237-2843
303 740-9400 Fax 303 740-9009

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner & Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 8, 2005
Denver, Colorado